July 11, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549-4628

Re:

Vault America, Inc.

Form 10-K/A for the fiscal year ended October 31, 2010

Filed April 29, 2011

Form 10-K for the fiscal year ended October 31, 2010

Filed December 23, 2010

File No. 333-74928

Dear Mr. Krikorian:

The following is in response to the staff’s comments contained in your letter to Mr. Harold Schultz dated June 28, 2011.  For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

Form 10-K/A for the fiscal year ended October 31, 2010

Item 9a. Controls and Procedures, page 9

1.

We note your revised disclosures in response to prior comment 1 that indicate your principal executive and principal financial officers concluded that you maintained effective disclosure controls and procedures as of October 31, 2010. We further note from your revised disclosures that you added management’s conclusion that your internal controls over financial reporting were not effective as of October 31, 2010. Since your original Form 10-K did not contain the proper disclosures regarding these controls, it would appear that your disclosure controls and procedures were also not effective. Please revise accordingly.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 11, 2011

Response:

We advise that upon additional review of all internal financial control and reporting procedures, as well as discussion with our external Accountants and independent Auditor we have further revised Item 9a. as set out in the text below which we propose filing  as amendment No. 2 to the Form 10-K for the fiscal year ended October 31, 2010 (“Form 10-K/A”).  This revised disclosure language confirms that management concludes that the Company’s controls and procedures were not effective as of October 31, 2010.

We have attached as Schedule A hereto our proposed Amended Text for Item 9a.

Further to our most recent discussion with your office in connection with the above, we note your request for a summary of the controls and procedures we employ.  The following is a brief summary of the Internal Control Checklist:

•

Bookkeeper conducts initial data entry

o

All inventory purchases and company expenses in excess of $100 require a Purchase Order

o

POs are verified by bookkeeper or Contract Manager.  Discrepancies are reviewed by in-house accountant or CFO

o

Physical inventory is secured within locked security lockers and by item serial numbers

o

Inventory counts are conducted quarterly and reconciled with financial statements and supporting documents

o

Any cash reconciliations are conducted by at least two people and subject to bookkeeper or in-house accountant verification

•

Bookkeeper or in-house accountant prepares Bank Reconciliation; Journal; General Ledger; and Financial Statements for review by CFO

•

CFO oversees all work of bookkeeper and in-house accountant for competency and effectiveness

•

CFO approves disbursements, Payroll and other expenses

•

CFO reviews all accounting documentation, company prepared financial statements and select work-product, including, a General Ledger; Journal; Balance Sheet; P&L; and Summary of Cash Flows

•

CFO and CEO compare numbers to budget and expectation of expenses.

•

CFO and CEO review and discuss the financial statements with Bookkeeper and in-house accountant and any necessary adjustments or corrections are made

•

Once the financial statements are deemed accurate they are delivered to external Accountant for preliminary review

•

CFO and CEO conduct financial statement review with external Accountant, and, once satisfied, the financial statements are delivered to independent Auditor for review

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 11, 2011

•

CFO and CEO conduct review with independent Auditor, and, once satisfied, the financial statements are used in the preparation of such reporting documents as may be required, including, but not limited to Form 10-Q and Form 10-K filings.

Acknowledgments

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at halsch1@hotmail.com or Ryan Henning at ryan@vault-america.com with any other questions or concerns regarding this filing.

Sincerely yours,

Vault America, Inc.

Hal Schultz, CEO

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 11, 2011

Schedule A

Amended Text for Item 9a

Item 9A     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of the Annual Report on Form 10-K/A, our management has evaluated, with the participation of our Chief Executive and Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report (the “Evaluation Date”), and, based on this evaluation, our Chief Executive and Financial Officer have concluded that these controls and procedures were not effective at the Evaluation Date.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive & Financial Officer and, as appropriate, to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Vault America’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Vault America;

2.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Vault America are being made only in accordance with authorizations of management and directors of Vault America; and

3.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Vault America’s assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, no matter how well designed, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements.  In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 11, 2011

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of our internal control over financial reporting as of Evaluation Date.  In conducting the evaluation, management took into consideration the size and complexity of the company and used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and the criteria set forth in Internal Control over Financial Reporting - Guidance for Smaller Public Companies.    Based on that assessment, management believes that as of October 31, 2010, our internal control over financial reporting was not effective and identified the following weaknesses:

1.

Insufficient Resources: We have an inadequate number of personnel with requisite expertise in the key functional areas of finance and accounting.

2.

Inadequate Segregation of Duties: We have an inadequate number of personnel to properly implement control procedures.

3.

Lack of Audit Committee: We do not have a functioning audit committee, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

Management believes that the material weaknesses set forth in items (1) and (2) above did not have an effect on our financial results, however, the lack of a functioning audit committee and lack of a majority of independent directors on our board of directors, resulting in potentially ineffective oversight in the establishment and monitoring of required internal controls and procedures, could potentially have an impact on our financial statements.

Management is committed to improving its internal controls and will (1) continue to use third party specialists to address shortfalls in staffing and to assist the company with accounting and finance responsibilities, (2) increase the frequency of independent reconciliations of significant accounts which will mitigate the lack of segregation of duties until there are sufficient personnel and (3) may consider appointing audit committee members in the future.  Management, including our Chief Executive Officer and Chief Financial Officer, has discussed the material weakness noted above with our independent registered public accounting firm.  Due to the nature of this material weakness, there is a more than remote likelihood that misstatements which could be material to the annual or interim financial statements could occur that would not be prevented or detected.

This Annual Report on Form 10-K/A does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Our report on internal control was not subject to attestation by our independent registered public accounting firm pursuant to an exemption for non-accelerated filers that permits us to provide only management’s report in this annual report.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

July 11, 2011

Changes in Internal Controls over Financial Reporting

During the quarter ended October 31, 2010, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.